May 27, 2008
BY EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	Fair Isaac Corporation
Form 10-K/A for the Fiscal Year Ended September 30, 2007
Filed April 29, 2008
File No. 1-11689

Ladies and Gentlemen:
     On behalf of Fair Isaac Corporation (“Fair Isaac” or the “Company”), I am pleased to submit this response to the comment of the Staff on the above-referenced filing, as set forth in Mr. Owings’ letter dated May 13, 2008.
     If appropriate, it is our understanding that we will need to consider this comment, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K.
     Fair Isaac hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Fair Isaac may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. Owings and Mr. Petrillo, by overnight mail, a copy of this letter.
Form 10-K for Fiscal Year Ended September 30, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32.
1.	Comment: We note your response to prior comment four from our letter dated April 1, 2008. We note your response that the restructuring was disclosed in the company’s Form 10-K for the year ended September 30, 2006 and was also discussed in the results of operations for the year ended September 30, 2006 in the MD&A in the Form 10-K for the year ended September 30, 2007. Please disclose the impact such restructuring had on the company’s results for the year ended September 30, 2007. In this regard, we note the

U.S. Securities and Exchange Commission
May 27, 2008

risk factor disclosure that the company’s revenues may be affected by the switch to Integrated Client Networks. Please tell us what effect the restructuring had on revenue for the year ended September 30, 2007, including whether the forecasted savings from the eliminated employees have been realized. In addition, when discussing these effects, please make clear that you are referring to the changes related to the Integrated Client Networks.
Response: In fiscal 2006, we initiated a change in how we market and sell products and services to our customers, which we call Integrated Client Networks. Due to uncertainty regarding how our customers would respond to this new approach of marketing and selling, we included a risk factor disclosing this uncertainty. Since its implementation, we have determined that the switch to Integrated Client Networks has had no adverse effect on our revenues. Accordingly, we will remove this risk factor from our future filings. We also confirm that we eliminated the 190 employees as part of the restructuring action and realized the forecasted savings previously disclosed in our Form 10-K for the year ended September 30, 2006. Since we believe that our revenues were not affected by the switch to Integrated Client Networks, and because we have realized the savings expected in connection with the restructuring action, we believe that no further disclosure is required in our Form 10-K/A.
          If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 758-5249 or Michael Pung at (612) 758-5603. My fax number is (612) 758-5201.

Sincerely,

/s/ Charles M. Osborne

Charles M. Osborne
Executive Vice President and
Chief Financial Officer

cc:	Dr. Mark N. Greene
Mark R. Scadina
W. Morgan Burns